THE GROWTH CONTINUES

WHEATON RIVER MINERALS LTD

Second Quarter Report

June 30, 2003

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Second Quarter Report – June 30, 2003

The following discussion and analysis should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes thereto.  All figures are in United States dollars unless otherwise noted.

SECOND QUARTER HIGHLIGHTS

-

Net earnings of $11.1 million ($0.03 per share) for the three months, compared with $1.8 million ($0.02 per share) in 2002 (Note 1).

-

Sales of 112,400 gold equivalent ounces and 28,139,400 pounds of copper (2002 – 2,909 gold equivalent ounces) (Notes 1 and 2).

-

Total cash costs of $90 per gold equivalent ounce (Notes 1, 2 and 3).

-

Acquired an additional 12.5% interest in the Alumbrera Mine, thereby increasing Wheaton’s interest to 37.5%.

-

Total assets increased 307% from December 31, 2002, to $618 million.

-

Shareholders’ equity increased 206% from December 31, 2002, to $331 million.

(1)

including 25% share of Alumbrera operations for the full three months, plus additional 12.5% share from June 24 to June 30, 2003.

(2)

gold and silver are accounted for as co-products at the Luismin mines and sales of silver are converted into gold equivalent sales using the ratio of the average gold price to the average silver price for the period.

(3)

net of by-product copper sales revenue at Alumbrera.

RESULTS OF OPERATIONS

The Company has consolidated the results of operations of Luismin for the six months ended June 30, 2003 and of Peak since the date of acquisition on March 18, 2003.  For the period from the date of acquisition of an indirect 25% interest in the Alumbrera Mine, on March 18, 2003, the Company accounted for its interest using the equity method until June 24, 2003, at which time it increased its interest in Alumbrera to 37.5%.  As a result of the Company’s acquisition of this additional 12.5% interest, the Company has joint control over Alumbrera and has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Second Quarter Report – June 30, 2003

THREE MONTHS ENDED JUNE 30

Net earnings for the three months ended June 30, 2003 totaled $11,088,000 ($0.03 per share), on sales of $28,814,000.  The comparable period in 2002 included only the operating results of Luismin for the period from date of acquisition, June 19, 2002, to June 30, 2002, with net earnings of $1,814,000 ($0.02 per share) on sales of $915,000.

	Luismin	Peak	Alumbrera	Corporate	Total
	(Note 1)		(Notes 2 and 3)
Sales	$15,103,000	$9,475,000	$4,236,000	$-	$28,814,000
- Gold (ounces)	25,000	26,700	40,900	-	92,600
- Silver (ounces)	1,500,500	-	-	-	1,500,500
- Gold equivalent (ounces) (Note 1)	44,800	26,700	40,900	-	112,400
- Copper (lbs)	-	-	28,139,400	-	28,139,400
Net earnings (loss)	$2,768,000	$1,298,000	$7,706,000	$(684,000)	$11,088,000
Average realized gold price (per ounce)	$350	$355	$355	$-	$353
Total cash costs (per ounce)	$200	$221	$(112)	$-	$90

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the three months ended June 30, 2003 the equivalency ratio was 76 ounces of silver equals one ounce of gold.

(2)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period April 1 to June 23, 2003, and 37.5% of the results for the period June 24 to June 30, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to June 30, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(3)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $105 per ounce of gold and $0.39 per pound of copper.

Total cash costs for the second quarter of 2003 were $90 per gold equivalent ounce (net of by-product copper sales at Alumbrera) compared to $175 per gold equivalent ounce in the first quarter of 2003.  Luismin total cash costs were $200 per gold equivalent ounce compared to $185 in the first quarter, an increase of 8%, due primarily to higher inflation and a 3% strengthening of the Mexican peso against the US dollar.  Alumbrera total cash costs were minus $112 compared to minus $81 in the first quarter, an improvement of 38%, due primarily to increased gold and copper head grades, offset by a 10% strengthening of the Argentinean peso against the US dollar.  Peak total cash costs were $221 per ounce compared to $330 per ounce in the first quarter.  This 33% decrease in cash costs resulted from significant productivity and cost improvements including a 20% reduction of the workforce, and production being from higher grade underground operations.  During the first quarter, production was from lower grade open pit operations.

General and administrative expenses for the second quarter of 2003 were $1,895,000, including $734,000 from the Luismin head office and $1,161,000 of corporate costs.  General and administrative expenses of $689,000, incurred in the same period of 2002, included $235,000 from Luismin and $454,000 of corporate costs.  The increased corporate costs in 2003 reflect the growth and increased level of corporate activity.

Exploration expense was $604,000 in the second quarter, and related primarily to Luismin.  This compared to $239,000 in 2002, incurred to explore the Bellavista Project and several flow-through joint venture projects in Canada.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Second Quarter Report – June 30, 2003

(in thousands)	Three Months Ended June 30
Other Income	2003	2002
Interest income	$266	$181
(Loss) gain on sale of marketable securities	(12)	1,858
Foreign exchange gain	643	541
Other items	(558)	218
	$339	$2,798

The foreign exchange gain in 2003 of $643,000 resulted primarily from the appreciation of Canadian and Australian dollar denominated amounts against the US dollar.  Other items in 2003 include severance costs of $226,000 and compensation expense of $209,000 for share purchase options granted to non-employees.  The gain on sale of marketable securities in 2002 resulted from the sale of 416,667 shares of Kinross Gold Corporation.

During the second quarter of 2003 the Company recorded an income tax expense of $1,805,000, representing $200,000 of current income taxes and $1,605,000 of future (non-cash) income taxes.

SIX MONTHS ENDED JUNE 30

Net earnings for the six months ended June 30, 2003 totaled $15,152,000 ($0.05 per share), on sales of $46,071,000.  The comparable period in 2002 included only the operating results of Luismin for the period from date of acquisition, June 19, 2002, to June 30, 2002, with net earnings of $2,076,000 ($0.02 per share) on sales of $915,000.

	Luismin	Peak	Alumbrera	Corporate	Total
	(Note 1)	(Note 4)	(Notes 2 and 3)
Sales	$30,756,000	$11,079,000	$4,236,000	$-	$46,071,000
- Gold (ounces)	50,600	31,600	45,500	-	127,700
- Silver (ounces)	3,062,400	-	-	-	3,062,400
- Gold equivalent (ounces) (Note 1)	90,900	31,600	45,500	-	168,000
- Copper (lbs)	-	-	31,690,400	-	31,690,400
Net earnings (loss)	$6,081,000	$1,177,000	$8,222,000	$(328,000)	$15,152,000
Average realized gold price (per ounce)	$352	$351	$350	$-	$351
Total cash costs (per ounce)	$192	$240	$(107)	$-	$119

(1)

Gold and silver are accounted for as co-products at the Luismin mines.  Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.  For the six months ended June 30, 2003 the equivalency ratio was 76 ounces of silver equals one ounce of gold sold.

(2)

Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to June 30, 2003.  Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to June 30, 2003.  Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(3)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera would be $105 per ounce of gold and $0.40 per pound of copper.

(4)

Peak results include the Company’s 100% interest from March 18, 2003 onwards.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Second Quarter Report – June 30, 2003

General and administrative expenses for the six months ended June 30, 2003 totaled $3,973,000, including $1,822,000 from the Luismin head office and $2,151,000 of corporate costs.  General and administrative expenses of $1,195,000, incurred in the same period of 2002, included $235,000 from Luismin and $960,000 of corporate costs.  The increased corporate costs in 2003 reflect the growth and increased level of corporate activity.

Exploration expense was $903,000 in the first half of 2003, relating primarily to Luismin.  This compared to $617,000 in 2002, incurred to explore the Bellavista Project and several flow-through joint venture projects in Canada.

(in thousands)	Six Months Ended June 30
Other Income	2003	2002
Interest income	$721	$264
Gain on sale of marketable securities	774	2,885
Foreign exchange gain	1,195	542
Other items	(777)	271
	$1,913	$3,962

The gain on sale of marketable securities in 2003 and 2002 resulted from the sale of 250,000 and 1,083,000 shares of Kinross Gold Corporation, respectively.  The foreign exchange gain in 2003 was primarily due to the appreciation of Canadian and Australian dollar denominated amounts against the US dollar.  Other items in 2003 includes severance costs of $474,000 due to former employees of the Company and compensation expense of $293,000 for share purchase options granted to non-employees.

Income tax expense for the six months ended June 30, 2003 amounted to $3,355,000, representing $222,000 of current income taxes and $3,133,000 of future (non-cash) income taxes.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2003 the Company had cash and cash equivalents of $55,140,000 (December 31, 2002 - $22,936,000) and working capital of $70,300,000 (December 31, 2002 - $24,422,000).

Total assets increased to $618,419,000 at June 30, 2003 from $152,098,000 at December 31, 2002, primarily due to the March 18, 2003 acquisition of a 25% interest in the Alumbrera Mine in Argentina and 100% of the Peak Gold Mine in Australia, together with the June 24, 2003 acquisition of an additional 12.5% interest in Alumbrera.  Total consideration for these acquisitions was $304,365,000 including acquisition costs, of which $33,906,000 was apportioned to Peak and $270,459,000 to Alumbrera.

The acquisition of Peak and the initial 25% interest in Alumbrera were financed through the February 2003 issue of 230,000,000 subscription receipts for gross proceeds of $217,949,000 (Cdn$333,500,000) less share issue costs of $15,934,000.  In March 2003, each subscription receipt was exercised into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

WHEATON RIVER MINERALS LTD

Management’s Discussion and Analysis

of Results of Operations and Financial Condition

Second Quarter Report – June 30, 2003

The $90,000,000 purchase price of the additional 12.5% interest in Alumbrera was satisfied by the payment of $65,000,000 in cash and by the issuance of a promissory note in the amount of $25,000,000 at an interest rate of LIBOR plus 2%, which is due on May 30, 2005.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired.

The cash portion of the purchase price for the additional 12.5% of Alumbrera was funded by a $50,000,000 bank term loan and a $25,000,000 revolving working capital facility.  The bank term loan bears interest at LIBOR plus 2.75% per annum, requiring semi-annual principal repayments of $5,000,000 until June 30, 2005 and $7,500,000 until maturity on June 30, 2007, plus additional principal repayments based on the Company’s consolidated net cash flows.  The revolving working capital facility bears interest at LIBOR plus 3% per annum.  The facility may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, reducing to $15,000,000 to the maturity date of June 30, 2008.  Under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period from January 2004 to June 2008.  The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised.  Debt issue costs of $3,668,000 were incurred, and will be amortized to income over the term of the debt.

During the six months ended June 30, 2003, the Company invested a total of $10,993,000 in property, plant and equipment including expenditures of $6,564,000 at the Luismin operations and $4,419,000 at Peak.  In May 2003, the Company received a bi-annual cash distribution totaling $12,610,000 from Alumbrera.  The next distribution is due to be made in November 2003.

During the second quarter of 2002, the Company invested $76,790,000 to acquire the Luismin operations, financed by the issue of special warrants in the amount of $82,068,000.

OUTLOOK

In the opinion of management, the working capital at June 30, 2003, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

On August 25, 2003 the Company issued and sold 47,619,049 units of the Company at a price of Cdn$2.10 per unit for gross proceeds of Cdn$100,000,000.  Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant.   Each whole warrant will entitle the holder to purchase one common share of the Company for Cdn$3.10 on or before August 25, 2008.  The Company plans to use the estimated net proceeds of Cdn$95,000,000, after deducting underwriters’ fees and expenses, to develop its mining properties, fund potential direct or indirect acquisitions of additional precious metal properties or interests in such properties, and for general corporate purposes.

Wheaton expects 2003 annualized production to exceed 500,000 gold equivalent ounces (425,000 gold ounces and 6 million silver ounces) at an estimated cash cost of approximately $100 per gold equivalent ounce (net of by-product copper sales revenue).

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

WHEATON RIVER MINERALS LTD

Consolidated Statements of Operations

(US dollars and shares in thousands, except per share amounts – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2003	2002	2003	2002
Sales		$28,814	$915	$46,071	$915
Cost of sales		15,654	510	25,164	510
Royalties		365	2	425	2
Depreciation and depletion		3,911	171	5,553	171
Reclamation		166	-	234	-
		20,096	683	31,376	683
Earnings from mining operations		8,718	232	14,695	232
Expenses and other income
General and administrative		1,895	689	3,973	1,195
Exploration		604	239	903	617
Interest and finance fees		395	404	407	410
Depreciation		78	14	142	20
Other income	4	(339)	(2,798)	(1,913)	(3,962)
		2,633	(1,452)	3,512	(1,720)
Earnings before the following		6,085	1,684	11,183	1,952
Equity in earnings of Minera Alumbrera Ltd	3	6,808	-	7,324	-
Earnings before income taxes		12,893	1,684	18,507	1,952
Income tax expense (recovery)		1,805	(130)	3,355	(124)
Net earnings		$11,088	$1,814	$15,152	$2,076
Earnings per share – basic		$0.03	$0.02	$0.05	$0.02
Earnings per share – diluted		$0.03	$0.02	$0.04	$0.02
Weighted-average number of shares outstanding – basic		425,937	105,245	336,150	84,249
Weighted-average number of shares outstanding – diluted		433,253	114,529	343,372	91,809

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Consolidated Balance Sheets

(US dollars and shares in thousands – Unaudited)

		June 30	December 31
	Note	2003	2002
Assets
Current
Cash and cash equivalents		$55,140	$22,936
Appropriated cash	9 (v)	8,763	-
Marketable securities		671	1,543
Accounts receivable		43,019	5,617
Product inventory	5	17,881	156
Supplies inventory		10,356	3,300
Other		4,011	782
		139,841	34,334
Property, plant and equipment	6	401,666	110,896
Product inventory	5	53,462	-
Reclamation deposits		5,151	933
Future income taxes		4,611	5,613
Other	7	13,688	322
		$618,419	$152,098
Liabilities
Current
Accounts payable and accrued liabilities		$30,421	$9,796
Income taxes payable		798	116
Current portion of long-term debt	9	36,400	-
Other		1,922	-
		69,541	9,912
Long-term debt	9	140,942	-
Future income taxes		49,477	17,509
Provision for reclamation		20,784	11,271
Future employee benefits		6,332	5,352
Other		305	-
		287,381	44,044
Shareholders’ Equity
Share purchase options		703	410
Contributed surplus		600	600
Share capital
Common shares Authorized: unlimited shares, no par value; Issued and outstanding: 431,175 (December 31, 2002 - 190,400)	10	322,691	115,152
Retained earnings (deficit)		7,044	(8,108)
		331,038	108,054
		$618,419	$152,098

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Consolidated Statements of Shareholders’ Equity

(US dollars, shares and warrants in thousands – Unaudited)

		Common Shares		Special Warrants		Share Purchase Options	Contributed Surplus	Retained earnings (deficit)	Total
	Note	Shares	Amount	Warrants	Amount
At January 1, 2002		56,601	$25,999	9,910	$3,110	$317	$600	$(13,710)	$16,316
Special warrants issued		-	-	110,000	82,068	-	-	-	82,068
Special warrants exercised		119,910	85,178	(119,910)	(85,178)	-	-	-	-
Share options exercised		1,355	411	-	-	-	-	-	411
Warrants exercised		3,450	2,010	-	-	-	-	-	2,010
Shares issued on acquisition of Luismin SA de CV		9,084	6,805	-	-	-	-	-	6,805
Share issue costs		-	(5,251)	-	-	-	-	-	(5,251)
Fair value of stock options issued to non-employees		-	-	-	-	93	-	-	93
Net earnings		-	-	-	-	-	-	5,602	5,602
At December 31, 2002		190,400	$115,152	-	$-	$410	$600	$(8,108)	$108,054
Share options exercised		1,225	407	-	-	-	-	-	407
Warrants exercised	10 (b)	9,550	5,117	-	-	-	-	-	5,117
Shares issued	10 (a)	230,000	217,949	-	-	-	-	-	217,949
Share issue costs	10 (a)	-	(15,934)	-	-	-	-	-	(15,934)
Fair value of stock options issued to non-employees		-	-	-	-	293	-	-	293
Net earnings		-	-	-	-	-	-	15,152	15,152
At June 30, 2003		431,175	$322,691	-	$-	$703	$600	$7,044	$331,038

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Consolidated Statements of Cash Flows

(US dollars in thousands – Unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Note	2003	2002	2003	2002
Operating Activities
Net earnings		$11,088	$1,814	$15,152	$2,076
Reclamation expenditures		(430)	(541)	(447)	(641)
Items not involving cash
Depreciation and depletion		3,989	185	5,695	191
Loss (gain) on sale of marketable securities		12	(1,858)	(774)	(2,885)
Equity in earnings of Minera Alumbrera Ltd		(6,808)	-	(7,324)	-
Provision for reclamation		166	-	234	-
Future income taxes		1,605	-	3,133	-
Share purchase options		209	-	293	-
Other		(153)	(391)	(70)	(391)
		9,678	(791)	15,892	(1,650)
Change in non-cash working capital		(1,298)	3,234	2,240	3,043
		8,380	2,443	18,132	1,393
Financing Activities
Bank indebtedness	9	75,000	-	75,000	-
Debt issue costs	9 (iii)	(3,668)	-	(3,668)	-
Deferred gold put options	9 (i)	(5,786)	-	(5,786)	-
Bank loan		(302)	-	-	-
Special warrants issued		-	82,068	-	82,068
Common shares issued		5,261	888	223,473	982
Common share issue costs		(420)	(5,084)	(15,934)	(5,084)
		70,085	77,872	273,085	77,966
Investing Activities
Proceeds on sale of marketable securities		521	2,707	1,833	5,052
Property, plant and equipment		(8,952)	101	(10,993)	(73)
Acquisition of Minera Alumbrera Ltd, net of cash acquired	3	(44,001)	-	(224,356)	-
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired	3	(105)	-	(34,169)	-
Acquisition of Luismin SA de CV, net of cash acquired		-	(76,790)	-	(76,790)
Cash distribution from Minera Alumbrera Ltd		12,610	-	12,610	-
Short-term money market instruments		-	-	-	13,013
Reclamation deposits		(3,938)	14	(3,938)	14
		(43,865)	(73,968)	(259,013)	(58,784)
Increase in cash and cash equivalents		34,600	6,347	32,204	20,575
Cash and cash equivalents, beginning of period		20,540	15,963	22,936	1,735
Cash and cash equivalents, end of period		$55,140	$22,310	$55,140	$22,310
Supplemental cash flow information	11

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

1.

Description of Business and Nature of Operations

Wheaton River Minerals Ltd (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation.  The Company has mining operations in Mexico, Argentina and Australia and has ongoing exploration activities in Mexico and Australia.  During 2002 it also carried on exploration activities in Canada.  The Company is also in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

On March 18, 2003 the Company acquired the Peak Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina.  On June 24, 2003 the Company acquired an additional 12.5% indirect interest in the Alumbrera Mine (Note 3).

2.

Significant Accounting Policies and Basis of Presentation

(a)

Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2002 except as noted below.  These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

These consolidated financial statements include the accounts of the Company and its subsidiaries.  Principal subsidiaries and investments at June 30, 2003 are listed below:

Investment	Ownership Interest	Status	Operations Owned
Luismin SA de CV (“Luismin”)	100%	Consolidated	San Dimas, San Martin and La Guitarra mines in Mexico
Peak Gold Mines Pty Ltd (“Peak”)	100%	Consolidated	Peak Mine in Australia
Minera Alumbrera Ltd (“Alumbrera”)	37.5%	Proportionately consolidated	Alumbrera Mine in Argentina

(b)

Investment in Minera Alumbrera Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera.  As a result of this acquisition, the Company now has joint control over Alumbrera and therefore the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(c)

Provision for reclamation and closure

On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  The amount of the liability is subject to re-measurement at each reporting period.  This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine.  The effect of the change has no material impact on the Company’s consolidated financial statements.

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

3.

Acquisition of Minera Alumbrera Ltd and Peak Gold Mines Pty Ltd

On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd.  The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera.  The purchase price for Alumbrera and Peak totaled $214,209,000 including acquisition costs.  Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd (“Rio Algom”, a subsidiary of BHP Billiton Ltd) for a purchase price of $90,156,000 including acquisition costs.  This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 (Note 9 (iv)) and acquisition costs paid of $156,000.

(a)

Minera Alumbrera Ltd

The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of the Company as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards.  The total purchase price was $270,459,000 including acquisition costs.  The preliminary allocation of the purchase price as at June 24, 2003 is summarized in the table below.

(in thousands)
Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings – March 18 - June 23, 2003	7,324
Cash distribution received	(11,210)
176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note (Note 9 (iv))	25,000
Acquisition costs	156
Cash distribution received	(1,400)
$265,173
Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	13,876
Property, plant and equipment	248,875
Other	58,501
Provision for reclamation and closure	(4,029)
Future income tax liabilities	(32,813)
Non-current portion of long-term debt	(49,103)
$265,173

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

3.

Acquisition of Minera Alumbrera Ltd and Peak Gold Mines Pty Ltd (cont.)

(b)

Peak Gold Mines Pty Ltd

The acquisition of 100% of Peak has been accounted for using the purchase method and the results of Peak’s operations have been included in the Company’s results of operations from March 18, 2003.  The preliminary allocation of the purchase price is summarized in the table below.

(in thousands)
Purchase price:
Cash paid	$33,583
Acquisition costs	323
$33,906
Net assets acquired:
Cash	$(263)
Non-cash working capital	3,973
Property, plant and equipment	36,596
Other	117
Provision for reclamation and closure	(5,417)
Other non-current liabilities	(1,100)
$33,906

4.

Other Income

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2003	2002	2003	2002
Interest income	$266	$181	$721	$264
(Loss) gain on sale of marketable securities	(12)	1,858	774	2,885
Foreign exchange gain	643	541	1,195	542
Other	(558)	218	(777)	271
	$339	$2,798	$1,913	$3,962

5.

Product Inventory

	June 30	December 31
(in thousands)	2003	2002
Stockpiled ore	$4,446	$-
Work in process	2,328	-
Finished goods	11,107	156
	17,881	156
Non-current stockpiled ore	53,462	-
	$71,343	$156

Non-current product inventory is comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.  This inventory is valued at the lower of cost and net realizable value.

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

6.

Property, Plant and Equipment

	June 30, 2003			December 31, 2002
		Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net
Mineral properties and deferred costs
Luismin Mines, Mexico	$80,707	$(3,802)	$76,905	$77,646	$(1,958)	$75,688
Peak Mine, Australia	18,875	(1,088)	17,787	-	-	-
Alumbrera Mine, Argentina	19,358	(79)	19,279	-	-	-
	118,940	(4,969)	113,971	77,646	(1,958)	75,688
Plant and equipment
Luismin Mines, Mexico	34,832	(2,107)	32,725	31,821	(1,071)	30,750
Peak Mine, Australia	22,139	(565)	21,574	-	-	-
Alumbrera Mine, Argentina	229,517	(940)	228,577	-	-	-
Corporate, Canada	450	(233)	217	440	(198)	242
Other, Mexico	2,529	(189)	2,340	2,459	(81)	2,378
	289,467	(4,034)	285,433	34,720	(1,350)	33,370
Properties under development
San Pedrito Project, Mexico	2,262	-	2,262	1,838	-	1,838
	$410,669	$(9,003)	$401,666	$114,204	$(3,308)	$110,896

7.

Other non-current assets

		June 30	December 31
(in thousands)	Note	2003	2002
Deferred gold put options	9 (i)	$5,786	$-
Deferred debt issue costs	9 (iii)	3,668	-
Other		4,234	322
		$13,688	$322

8.

Bank Loan

The Company has an Aus$5,000,000 ($3,350,000), unsecured, revolving working capital facility for its Peak Mine operations of which $nil was drawn down at June 30, 2003.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.  The Company has agreed to set aside cash as security equal to the amount of the facility that is drawn down from time to time.

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

9.

Long-Term Debt

	June 30	December 31
(in thousands)	2003	2002
Corporate debt
Term loan (i)	$50,000	$-
Revolving working capital facility (ii)	25,000	-
Total bank indebtedness (iii)	75,000	-
Promissory note (iv)	25,000	-
	100,000	-
Project debt
Share of Alumbrera project debt (v)	77,342	-
	177,342	-
Less: current portion	36,400	-
	$140,942	$-

(i)

The bank term loan bears interest at LIBOR plus 2.75% and has a maturity date of June 30, 2007.  Principal repayments are due on a six monthly basis, commencing December 31, 2003, and are comprised of (a) a minimum amount ($5,000,000 every six months, increasing to $7,500,000 on December 31, 2005); plus (b) 25% of the excess of the Company’s consolidated net cash flows over the consolidated debt service for the period.  The Company may repay the term loan prior to maturity without penalty.

During the period, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the gold price.  At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%.

Also during the period, under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008.  The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised.

(ii)

The bank revolving working capital facility bears interest at LIBOR plus 3% and may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, reduced to $15,000,000 to maturity date, June 30, 2008.

(iii)

The bank indebtedness is secured by corporate guarantees of Luismin and Peak.  Debt issue costs of $3,668,000 have been deferred and will be amortized to earnings over the term of the debt.

(iv)

The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005.  The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom.  Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom.  The promissory note is redeemable prior to maturity without penalty.

(v)

The Alumbrera project debt was incurred to finance the construction and operation of the Alumbrera Mine.  The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997.  The Company’s share of the remaining balance outstanding at June 30, 2003 is $77,342,000 of which $26,400,000 is current.  There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets.  The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments.  The Company’s 37.5% interest in these funds is disclosed in these financial statements as appropriated cash and at June 30, 2003 amounted to $8,763,000.

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

9.

Long-Term Debt (cont.)

 (vi)

Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)	Corporate	Project	Total
2003	$5,000	$13,200	$18,200
2004	10,000	26,400	36,400
2005	37,500	26,400	63,900
2006	15,000	11,342	26,342
2007	7,500	-	7,500
Thereafter	25,000	-	25,000
	$100,000	$77,342	$177,342

10.

Shareholders’ Equity

(a)

Private placement

On February 27, 2003, the Company issued and sold 230,000,000 subscription receipts by way of a private placement for gross proceeds of $217,949,000 (Cdn$333,500,000) less agents’ commissions and expenses of $15,934,000.  In March 2003 each subscription receipt was converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in Alumbrera and 100% of Peak.

(b)

Warrants exercised

During the period, 9,550,000 warrants were exercised for common shares with an exercise price of Cdn$0.75 per share for total proceeds of $5,117,000.  The warrants were originally issued in May 2001 and were due to expire on May 23, 2003.

(c)

Share purchase options

In February 2003, the Company granted 4,425,000 share purchase options at an exercise price of Cdn$1.40 and which expire February 2006.  In June 2003, the Company granted 9,935,000 share purchase options at an exercise price of Cdn$1.60 and which expire June 2008.  Of these, share purchase options with a fair value of $293,000 were granted to non-employees (2002 - $Nil), which were charged to operations during the period.

(d)

Pro forma compensation expense

If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2003	2002	2003	2002
Net earnings	$11,088	$1,814	$15,152	$2,076
Pro forma compensation expense	7,144	-	9,057	-
Pro forma net earnings	$3,944	$1,814	$6,095	$2,076
Pro forma basic and diluted earnings per share	$0.01	$0.02	$0.02	$0.02

Pro forma compensation expense is determined using an option-pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 74-77%, an annual risk free interest rate of 4% and expected lives of three to five years (2002 – 70%, 5% and five years respectively).

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

11.

Supplemental Cash Flow Information

	Three Months Ended June 30		Six Months Ended June 30
(in thousands)	2003	2002	2003	2002
Non-cash financing and investing activities
Promissory note issued (Note 9 (iv))	$25,000	$-	$25,000	$-
Shares issued on acquisition of Luismin	-	6,805	-	6,805
Marketable securities received on sale of assets held for resale	-	-	142	-
Marketable securities received on sale of property, plant and equipment	-	407	-	407
Reclamation deposits	-	856	-	856
Operating activities included the following cash payments
Interest paid	$31	$6	$31	$11
Income taxes paid	150	26	212	37

12.

Segmented Information

The Company's reportable operating and geographical segments are summarized in the table below.  Combined statements of operations include the Company’s 37.5% interest in Alumbrera as if it had been proportionately consolidated at 25% from March 18 to June 23, 2003, and then at 37.5% from June 24, 2003.

	Three Months Ended June 30, 2003
(in thousands)	Luismin	Peak	Alumbrera	Corporate	Consoli-dated	Adjustments	Alumbrera	Combined
Statements of Operations
Sales	$15,103	$9,475	$4,236	$-	$28,814	$(4,236)	$33,166	$57,744
Cost of sales	8,366	5,650	1,638	-	15,654	(1,637)	12,674	26,691
Depreciation and depletion	1,440	1,452	1,019	-	3,911	(1,019)	7,656	10,548
Other	64	368	99	-	531	(99)	813	1,245
	9,870	7,470	2,756	-	20,096	(2,755)	21,143	38,484
Earnings from mining operations	5,233	2,005	1,480	-	8,718	(1,481)	12,023	19,260
General and administrative expenses	(734)	-	-	(1,161)	(1,895)	-	-	(1,895)
Interest and financing fees	(114)	(31)	(155)	(95)	(395)	155	(1,147)	(1,387)
Other (expenses) income	27	(38)	(42)	(290)	(343)	42	133	(168)
Equity in earnings of Alumbrera	-	-	-	6,808	6,808	(6,808)	-	-
Earnings before income taxes	4,412	1,936	1,283	5,262	12,893	(8,092)	11,009	15,810
Income tax (expense) recovery	(1,644)	(638)	(385)	862	(1,805)	386	(3,303)	(4,722)
Net earnings	$2,768	$1,298	$898	$6,124	$11,088	$(7,706)	$7,706	$11,088

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

12.

Segmented Information (cont.)

	Six Months Ended June 30, 2003
(in thousands)	Luismin	Peak	Alumbrera	Corporate	Consoli-dated	Adjustments	Alumbrera	Combined
Statements of Operations
Sales	$30,756	$11,079	$4,236	$-	$46,071	$(4,236)	$36,470	$78,305
Cost of sales	16,278	7,248	1,638	-	25,164	(1,638)	14,202	37,728
Depreciation and depletion	2,880	1,654	1,019	-	5,553	(1,019)	8,711	13,245
Other	134	426	99	-	659	(99)	907	1,467
	19,292	9,328	2,756	-	31,376	(2,756)	23,820	52,440
Earnings from mining operations	11,464	1,751	1,480	-	14,695	(1,480)	12,650	25,865
General and administrative expenses	(1,822)	-	-	(2,151)	(3,973)	-	(5)	(3,978)
Interest and financing fees	(125)	(31)	(155)	(96)	(407)	155	(1,279)	(1,531)
Other (expenses) income	(575)	(38)	(42)	1,523	868	42	380	1,290
Equity in earnings of Alumbrera	-	-	-	7,324	7,324	(7,324)	-	-
Earnings before income taxes	8,942	1,682	1,283	6,600	18,507	(8,607)	11,746	21,646
Income tax (expense) recovery	(2,861)	(505)	(385)	396	(3,355)	385	(3,524)	(6,494)
Net earnings	$6,081	$1,177	$898	$6,996	$15,152	$(8,222)	$8,222	$15,152
	June 30, 2003
(in thousands)	Luismin	Peak	Alumbrera	Corporate	Consoli-dated
Balance Sheets
Cash and cash equivalents	$10,442	$2,653	$21,103	$20,942	$55,140
Other current assets	10,879	10,225	61,696	1,901	84,701
Property, plant and equipment	114,232	39,361	247,856	217	401,666
Other non-current assets	4,863	130	60,724	11,195	76,912
	$140,416	$52,369	$391,379	$34,255	$618,419
Current liabilities other than long-term debt	$10,436	$10,077	$10,818	$1,810	$33,141
Long-term debt	-	-	77,342	100,000	177,342
Other non-current liabilities	30,729	7,910	37,148	1,111	76,898
Inter-company balances	90,218	33,367	257,849	(381,434)	-
Shareholders’ equity	9,033	1,015	8,222	312,768	331,038
	$140,416	$52,369	$391,379	$34,255	$618,419

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

12.

Segmented Information (cont.)

	Three Months Ended June 30, 2002			Six Months Ended June 30, 2002
(in thousands)	Luismin	Corporate	Consolidated	Luismin	Corporate	Consolidated
Statements of Operations
Sales	$915	$-	$915	$915	$-	$915
Cost of sales	510	-	510	510	-	510
Depreciation and depletion	171	-	171	171	-	171
Other	2	-	2	2	-	2
	683	-	683	683	-	683
Earnings from mining operations	232	-	232	232	-	232
General and administrative expenses	(235)	(454)	(689)	(235)	(960)	(1,195)
Interest and financing fees	(25)	(379)	(404)	(25)	(385)	(410)
Other (expenses) income	(29)	2,574	2,545	(29)	3,354	3,325
Earnings (loss) before income taxes	(57)	1,741	1,684	(57)	2,009	1,952
Income tax (expense) recovery	6	124	130	6	118	124
Net earnings (loss)	$(51)	$1,865	$1,814	$(51)	$2,127	$2,076
	December 31, 2002
(in thousands)	Luismin	Corporate	Consolidated
Balance Sheets
Cash and cash equivalents	$6,223	$16,713	$22,936
Other current assets	9,064	2,334	11,398
Property, plant and equipment	110,654	242	110,896
Other non-current assets	5,613	1,255	6,868
	$131,554	$20,544	$152,098
Current liabilities other than long-term debt	$9,402	$510	$9,912
Other non-current liabilities	32,009	2,123	34,132
Inter-company balances	85,147	(85,147)	-
Shareholders’ equity	4,996	103,058	108,054
	$131,554	$20,544	$152,098

WHEATON RIVER MINERALS LTD

Notes to the Consolidated Financial Statements

June 30, 2003 and 2002

(US dollars, except where otherwise stated – Unaudited)

13.

Subsequent Events

(a)

Issuance of additional shares

On August 25, 2003 the Company issued and sold 47,619,049 units of the Company at a price of Cdn$2.10 per unit for gross proceeds of Cdn$100,000,000.  Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant.  Each whole warrant will entitle the holder to purchase one common share of the Company for Cdn$3.10 up to August 25, 2008.

The Company plans to use the estimated net proceeds of Cdn$95,000,000, after deducting underwriters’ fees and expenses, to develop its mining properties, fund potential direct or indirect acquisitions of additional precious metal properties or interests in such properties, and for general corporate purposes.

(b)

Sale of La Guitarra Mine

Effective August 1, 2003 the Company sold the La Guitarra Mine in Mexico to Genco Resources Ltd (“Genco”) for shares and cash totaling $5,000,000.  Consideration received on closing was 1,380,315 shares of Genco with a fair value of $1,000,000 and a promissory note for $4,000,000 to be repaid over eight years in cash or equivalent shares of $500,000 per annum.

CANADA – HEAD OFFICE

Wheaton River Minerals Ltd

Waterfront Centre

Suite 1560 - 200 Burrard Street

Vancouver, BC V6C 3L6

Telephone:

(604) 696-3000

Fax:

(604) 696-3001

Website:

www.wheatonriver.com

AUSTRALIA OFFICE

Wheaton River Minerals Asia Pacific Pty Ltd

Suite 1002, Level 10

Gold Fields House

1 Alfred Street

Sydney, NSW

Australia 2000

Telephone:

61 (0) 2 9252-1220

Fax:

61 (0) 2 9252-1221

MEXICO OFFICE

Luismin SA de CV

Testimocles No.10 – Piso, Polanco

11560 Mexico, DF Mexico

Telephone:

(55) 5281-4091

Fax:

(55) 5280-7636

STOCK EXCHANGE LISTING

Toronto Stock Exchange:

WRM

American Stock Exchange:

WHT

TRANSFER AGENT

CIBC Mellon Trust Company

1600 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:

(800) 387-0825

Outside of Canada and the United States:

(416) 643-5500

Email:

inquiries@cibcmellon.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC

INVESTOR RELATIONS

Julia Hasiwar

Manager, Investor Relations

Toll free:

(800) 567-6223

Email:

ir@wheatonriver.com